Lightspeed Announces Merline Saintil is Stepping Down from its Board of Directors MONTREAL, Dec. 30, 2022 /CNW Telbec/ - Lightspeed Commerce Inc. (NYSE: LSPD) (TSX: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale, and create exceptional customer experiences, today announced that Merline Saintil is stepping down from its Board of Directors, effective December 31, 2022. Saintil served on Lightspeed’s Board for over two years and currently serves on the board of several technology companies, including Rocket Lab, GitLab, TD SYNNEX, Symbotic, and Evolv Technology. "On behalf of our Board and management team, we thank Merline for her commitment and significant contributions to Lightspeed,” said Dax Dasilva, Founder and Executive Chair of Lightspeed. “Since joining the Board, Merline, with her deep technology and product expertise, has provided us with perspectives that have helped Lightspeed achieve important milestones and paved the way for future success.” “It has been an honor to work with Lightspeed’s Board and leadership team,” said Saintil. “While I remain a strong believer in the Company and its strategy, I must step away at this time to give appropriate focus to my responsibilities serving on the boards of a number of other public companies.” About Lightspeed Powering the businesses that are the backbone of the global economy, Lightspeed’s one-stop commerce platform helps merchants innovate to simplify, scale, and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions, and connection to supplier networks. Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe, and Asia Pacific, the company serves retail, hospitality, and golf businesses in over 100 countries. For more information, please visit: lightspeedhq.com On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter

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